Exhibit 1.01 to Form SD

CGG

Conflict Minerals Report

for the reporting period January 1 to December 31, 2014

This Conflict Minerals Report (“CMR”) for the year ended December 31, 2014 is presented by CGG (hereinafter referred to as “CGG”, “we, “our” and “us”) to comply with Rule 13p-1 under the US Securities Exchange Act of 1934. The Securities and Exchange Commission (“SEC”) adopted in 2012 this Rule to implement the provisions of the US Dodd-Frank Wall Street Reform and Consumer Protection Act relating to disclosure and reporting obligations concerning “conflict minerals” that originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (Angola, Burundi, Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia, and, together with the DRC, the “DRC Covered Countries”). Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite or their derivatives which are limited to tantalum, tungsten and tin.

CGG is a global participant in the geoscience industry, as a manufacturer of geophysical equipment, as a provider of marine, land and airborne data acquisition services, and as a provider of a wide range of other geoscience services, including data imaging, seismic data characterization, geoscience and petroleum engineering consulting services, and collecting, developing and licensing geological data. Our clients are principally in the oil and gas exploration and production industry.

The CGG Group is organized into three operating divisions

•	Equipment Division i.e. Sercel: this Division includes all the Sercel business entities which research, develop, manufacture and sell seismic equipment in the land and marine seismic markets (“Sercel”).

•	Acquisition Division: this Division brings together the activities of the following Business Lines:

•	Marine Acquisition (including Marine Gravity Magnetic Services),

•	Land Acquisition (including Land EM and General Geophysics),

•	Airborne Geophysics.

•	Geology, Geophysics and Reservoir Division (“GGR”): this Division brings together the activities of the following Business Lines:

•	Multi-Client and New ventures;

•	Processing and Imaging;

•	the GeoSoftware business line including the software sales and development of Jason and Hampson Russell;

•	the GeoConsulting business line including the consulting activities of Jason and Hampson Russell combined with the consulting and geologic library business of Robertson; and

•	Data Management Services.

We report our result only for the Sercel business entities because these are the sole entities within the CGG Group that may use Conflict Minerals that are necessary to the functionality or production of certain products we manufacture, mainly electronics goods. Gold, tin and tantalum are used to plate or bond printed circuit boards or semi-conductors. Tungsten is used, in very small quantities, on machining tools and as a diffusion barrier on semiconductors and Microelectromecanic systems that we use. These metals have specific electrical properties that are required to provide the high level of functionality and quality demanded by Sercel customers and cannot be replaced by other metals.

Products

Sercel manufactures a complete range of geophysical equipment for seismic data acquisition. Our products that contain Conflict minerals are land and marine recording systems, land and marine cables, sensors, land and marine sources, quality controls tools, streamers, underwater acoustics, downhole seismic tools and memory gauges. All these products contain electronics components, hence Conflict Minerals.

Reasonable Country of Origin Enquiry

We conducted a reasonable country of origin enquiry (“RCOI”) based on the standardized Conflict Minerals Report Template released by the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) to determine whether any of the Conflict Minerals necessary to the functionality or production of our products were sourced from the DRC Covered Countries. We performed our risk assessment by identifying components or parts that could contain Conflict Minerals and then identifying the relevant suppliers.

Once this assessment was completed, we populated the list with contact information. We sent letters to those suppliers to determine whether the parts or components they sold to us contain Conflict Minerals and if so to determine the country of origin of such minerals.

Based on the information obtained from supplier declarations and responses, we concluded that we were not able to determine the country of origin of the Conflict Minerals used in our products and that further due diligence was necessary.

Conflict Minerals Policy

In October 2013, our Equipment Division adopted and implemented a Conflict Minerals Policy. This policy describes the reasonable country of origin inquiry undertaken and requires our suppliers to apply the same request for transparency and traceability to their own supply chain. Our standard terms and conditions of purchase have been updated to specify that each supplier is to perform due diligence on its own supply chain to determine the country of origin of the Conflict Minerals it uses.

Due Diligence

As a consequence of the outcome of our RCOI, we designed a due diligence process which we believe conforms, in all material respects, with the framework provided by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, Second Edition (the “OECD Guidance”). We took into account the fact that we were not purchasing Conflict Minerals directly and that we were, to the contrary, at the very end of the supply chain. Our due diligence process was also complicated by the fact that Sercel purchases a quite significant amount of parts or components through distributors located in Europe and not subjected to a conflict minerals reporting.

We have formed a team of personnel including members of the purchasing departments of our five manufacturing sites (Carquefou in France, Houston (Texas), Tulsa (Oklahoma) in the United States of America, Hebei in China and Rotterdam in the Netherlands) and the Sercel Legal Division.

We have taken the following due diligence measures:

•	The supply chain teams of each concerned subsidiary conducted an internal review of all suppliers that could have sold component or parts that could contain Conflict Minerals during 2014 (“Relevant Suppliers”).

•	Each concerned subsidiary then asked its Relevant Suppliers to complete a standardized Conflict Minerals Report Template (“CMRT”) released by EICC/GeSI that we have adopted as part of our due diligence process

•	A reminder was sent to Relevant Suppliers that did not provide a complete CMRT

•	The Legal Division reviewed the answers received and consolidated the information collected for all concerned Sercel entities

•	We performed a detailed review of the reported smelter information disclosed in the questionnaires in order to determine the actual number of unique smelters identified and whether this smelter has been identified as conflict free by the Conflict Free Sourcing Initiative (“CFSI”). Sercel relies upon the information provided by the CFSI, which certifies smelters and refiners as being conflict free after an independent audit has been conducted.

Sercel does not purchase these minerals directly and tracing the country of origin is a complex task. We must rely on our direct suppliers and sub-contractors to provide accurate information on the origin of the Conflict minerals used.

Due diligence results

We identified 458 suppliers that could provide us with components or parts that could contain Conflict Minerals. The response rate amounted to 76%, of which 64.5% sent us back the questionnaire duly completed. Some suppliers sent us only their conflict minerals policy despite our reminder.

A large majority of the responses received provided smelter information at the company level and not in strict relation with the components or parts effectively sold to Sercel.

25% of the suppliers answered that they were not using conflict minerals.

50% of the suppliers declared that their Conflict Minerals were not coming from the DRC Covered Countries or were from a scrap or recycling source.

63% of the questionnaires received identified the smelters. We have compiled the information so received and have compared it with the lists of Conflict Free Smelters and Refiners published by the the EICC/CFSI. As a result:

Gold : 173 different smelters identified among which 40% are certified as Conflict Free.

Tin : 142 different smelters identified among which 44% are certified as Conflict Free.

Tantalum : 44 different smelters identified among which 77% are certified as Conflict Free.

Tungsten : 59 different smelters identified among which 47% are certified as Conflict Free.

125 suppliers sent us their conflict minerals policy or a conflict mineral statement and 20% were declared to be Conflict Free.

The suppliers’ responses have been electronically archived.

Based on our supply chain due diligence efforts, we have not able be to determine the country of origin of all Conflict Minerals used by our suppliers and distributors.

Risk mitigation

We intend to take the following steps to mitigate the risk that our necessary conflict minerals benefit armed groups and improve our due diligence process:

•	enhance supplier communications to improve supplier response rate and data accuracy and completeness;

•	engage any of our suppliers found to be supplying us with Conflict Minerals from the Covered Countries and with smelters/refiners that are not Conflict Free to find an alternative compliant source;

•	implement additional reporting capabilities; and

•	Include a conflict minerals clause in renewed suppliers contracts

Forward looking statements

Statements relating to due diligence process improvements and compliance process statements are forward looking in nature and are based on CGG management’s current expectations. These forward-looking statements are not a guarantee of performance and are subject to risks and uncertainties which may be outside of CGG’s control and which could cause actual events to differ materially from those expressed or implied by the statements made herein.